Exhibit 12
UNISYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS (UNAUDITED)
($ in millions)

	Years Ended December 31
	2016	2015	2014	2013	2012
Fixed charges
Interest expense	$27.4	$11.9	$9.2	$9.9	$27.5
Interest capitalized during the period	3.0	3.1	4.0	3.2	5.3
Amortization of revolving credit facility expenses	0.4	1.5	1.6	1.6	1.7
Portion of rental expense representative of interest	25.8	26.9	27.9	28.4	28.2
Total Fixed Charges	56.6	43.4	42.7	43.1	62.7
Preferred stock dividend requirements (a)	—	—	2.7	16.2	16.2
Total fixed charges and preferred stock dividends	56.6	43.4	45.4	59.3	78.9
Earnings
Income (loss) before income taxes	20.5	(58.8)	145.5	219.4	254.1
Add amortization of capitalized interest	3.1	3.7	4.5	5.0	7.5
Subtotal	23.6	(55.1)	150.0	224.4	261.6
Fixed charges per above	56.6	43.4	42.7	43.1	62.7
Less interest capitalized during the period	(3.0)	(3.1)	(4.0)	(3.2)	(5.3)
Total earnings	$77.2	$(14.8)	$188.7	$264.3	$319.0
Ratio of earnings to fixed charges	1.36	*	4.42	6.13	5.09
Ratio of earnings to fixed charges and preferred stock dividends (b)	1.36	N/A	4.16	4.46	4.04

(a)	Amounts have not been grossed up for income taxes since the preferred stock was issued by the U.S. parent corporation which has a full valuation allowance against its net deferred tax assets.

(b)	The ratio of earnings to fixed charges and preferred stock dividends is calculated by dividing total earnings by total fixed charges and preferred stock dividends.

*	Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges by $58.2 million.